UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

DreamWorks Animation SKG Inc
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

26153C103
(CUSIP Number)

June 30, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)

☐      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.   26153C103

1.      Names of Reporting Persons.
 I.R.S. Identification Nos. of above persons (entities only).

Horizon Kinetics LLC Tax ID # 45-0642972

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

(a)                                                                                                                          0

(b)                                                                                                                          ☒

3.      SEC Use Only

4.      Citizenship or Place of Organization:        Delaware

Number of              5.  Sole Voting Power   0
Shares
Beneficially            6.  Shared Voting Power  7,800,898
Owned by Each
Reporting               7.  Sole Dispositive Power  0
Person With:
 8.  Shared Dispositive Power  7,800,898

9.      Aggregate Amount Beneficially Owned by Each Reporting Person 7,800,798

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.    Percent of Class Represented by Amount in Row (9) 10.7

12.    Type of Reporting Person (See Instructions)  HC

CUSIP No.   26153C103

1.      Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kinetics Asset Management LLC    Tax ID # 13-3878346

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

(a)                                                                                                                          0

(b)                                                                                                                          ☒

3.      SEC Use Only

4.      Citizenship or Place of Organization:        Delaware

Number of              5.  Sole Voting Power   0
Shares
Beneficially            6.  Shared Voting Power   4,357,970
Owned by Each
Reporting               7.  Sole Dispositive Power   0
Person With:
 8.  Shared Dispositive Power   4,357,970

9.      Aggregate Amount Beneficially Owned by Each Reporting Person 4,357,970

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.    Percent of Class Represented by Amount in Row (9) 6.0

12.    Type of Reporting Person (See Instructions)   IA

(a)	Name of Person Filing 1. Horizon Kinetics LLC 2. Kinetics Asset Management LLC
(b)	Address of Principal Business Office or, if none, Residence 470 Park Avenue South, 4th Floor South, New York, N.Y. 10016
(c)	Citizenship Delaware
(d)	Title of Class of Securities Class A Common Stock of DreamWorks Animation SKG Inc
(e)	CUSIP Number 26153C103

Item 1.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 2.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,800,898
(b)	Percent of class: 10.7
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 7,800,898
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 7,800,898

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 3.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction:  Dissolution of a group requires a response to this item.

Item 4.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  NA

Item 5.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Kinetics Asset Management LLC     IA

Item 6.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group. NA

Item 7.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.  NA

Item 8.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HORIZON KINETICS LLC

BY: JAY H KESSLEN

/s/ Jay H Kesslen
Signature

Jay H Kesslen, General Counsel
Name/Title

July 8, 2011
Date

KINETICS ASSET MANAGEMENT LLC

BY: JAY H KESSLEN

/s/ Jay H Kesslen
Signature

Jay H Kesslen, General Counsel
Name/Title

July 8, 2011
Date

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 8, 2011, is by and among Horizon Kinetics LLC and Kinetics Asset Management LLC (the “Filing Persons”).

Each of the Filing Persons may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to Class A Common Stock, par value $0.01 per share, of DreamWorks Animation SKG Inc beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filing Persons upon one week’s prior written notice or such lesser period of notice as the Filing Persons may mutually agree.

HORIZON KINETICS LLC

BY: JAY H KESSLEN

/s/ Jay H Kesslen
Signature

Jay H Kesslen, General Counsel
Name/Title

July 8, 2011
Date

KINETICS ASSET MANAGEMENT LLC

BY: JAY H KESSLEN

/s/ Jay H Kesslen
Signature

Jay H Kesslen, General Counsel
Name/Title

July 8, 2011
Date